SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 31, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated May 31, 2007 announcing a two-for-one share split.

Paris, May 31st, 2007

GROUPE DANONE: two-for-one share split

The GROUPE DANONE General Meeting of Shareholders held on 26 April 2007 approved the division by two of the nominal value of the shares of the Company from €0.50 to €0.25.

This transaction will improve the access to GROUPE DANONE shares and increase their liquidity. GROUPE DANONE’s intention is to enable as many investors as possible to become shareholders of the Company, and to give them greater flexibility in managing their portfolios.

This division will take effect on Friday, 1st of June 2007. On that date:

-	the stock exchange price will be automatically divided by two,
-	the number of shares will be multiplied by two,
-	the share capital of the Company will be raised from 261,425,730 shares at a nominal value of €0.50 each to 522,851,460 shares at a nominal value of €0.25 each, the total amount of the share capital remaining unchanged.

This transaction will be carried out at no cost or formalities for all Groupe DANONE shareholders.

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: May 31, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer